Exhibit 99.1
LINKTONE LTD.
5/F, Eastern Tower
No. 689 Beijing Dong Road
Shanghai, 200001, People’s Republic of China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on September 7, 2005
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Linktone Ltd. will be held on September 7, 2005 at 10:00 a.m., Shanghai time, at our principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China, for the following purposes:

1.	To elect two Class I directors to serve until the 2008 annual general meeting of shareholders or until their successors are elected and duly qualified.

2.	To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of Linktone Ltd. for the fiscal year ending December 31, 2005.

3.	To authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.

4.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares or American Depositary Shares representing those shares at the close of business on July 29, 2005 are entitled to vote at the annual general meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS

Raymond Lei Yang
Member of the Board of Directors and
Chief Executive Officer
Shanghai, China
August 5, 2005
YOUR VOTE IS IMPORTANT
To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

LINKTONE LTD.
PROXY STATEMENT
General
We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on September 7, 2005 at 10:00 a.m., Shanghai time, or at any adjournment or postponement thereof. The annual general meeting will be held at our principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.
This proxy statement and the form of proxy are first being mailed to shareholders on or about August 5, 2005.
Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Colin Sung, our Chief Financial Officer, if you hold our ordinary shares, or to The Bank of New York, if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Shareholders of record at the close of business on July 29, 2005 are entitled to vote at the annual general meeting. Our ordinary shares underlying ADSs are included for purposes of this determination. As of June 30, 2005, 257,743,160 of our ordinary shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 176,153,370 were represented by ADSs. The presence in person or by proxy of shareholders holding at least one-third of our outstanding ordinary shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.
The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.
Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” proposals 1, 2 and 3, and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.
Voting by Holders of American Depositary Shares
The Bank of New York, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the shares represented by the ADSs, only The Bank of New York may vote those shares at the annual general meeting.
The Bank of New York and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York from a holder of ADSs prior to the annual general meeting, The Bank of New York will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.
Deadline for Shareholder Proposals
Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2006 annual general meeting must be received by January 6, 2006 at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1
ELECTION OF DIRECTORS
Our Amended and Restated Memorandum and Articles of Association provide for the division of the board of directors into three classes: Class I directors (currently York Chen and David C. Wang), Class II directors (currently Elaine La Roche and Thomas Hubbs) and Class III directors (currently Jun Wu, Derek Sulger and Raymond Lei Yang). The initial terms of the Class I, II and III directors expire upon the election and qualification of directors at the annual general meetings to be held on 2005, 2006 and 2007, respectively. At each annual general meeting, including the 2005 annual general meeting at which two Class I directors are nominated for election, directors who are elected will serve a three-year term until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to ten board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
York Chen has notified the board of his intention to resign from the board, effective as of the date of the 2005 annual general meeting. The nominating committee of the board subsequently recommended, and our board has agreed, that our former chief financial officer, Mark Begert, would be nominated for election as a Class I director. Mr. Begert resigned as our chief financial officer effective as of May 31, 2005.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Mr. Wang has been previously elected by our shareholders. The board has no reason to believe that either of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that either nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
The names of the nominees, their ages as of June 30, 2005, the principal positions with our company held by them and their respective class designation and term of office upon their election at this annual general meeting are as follows:

Name	Age	Position	Class	Term of Office

Mark Begert	33	Director nominee	Class I	3 years
David C. Wang(1)(2)	61	Director	Class I	3 years

(1)	Member of the compensation committee.

(2)	Member of the nominating committee, effective July 31, 2005.
Class I Directors Nominated for Election at the Annual General Meeting
Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 31, 2005. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.
David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China, where he leads Boeing’s growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.
The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
Relationships among Directors, Director Nominees or Executive Officers; Right to Nominate Directors
There are no family relationships among any of the directors, director nominees or executive officers of our company. Neither of the directors who are nominated for election at the 2005 annual general meeting were nominated pursuant to a contractual or other right.

Meetings and Committees of the Board of Directors
During 2004, our board of directors met in person or passed resolutions by unanimous written consent ten times. All of the directors who were serving in office during 2004 attended at least 75% of all the meetings of our board of directors and its committees on which such director served after becoming a member of our board of directors. We have no specific policy with respect to director attendance at our annual general meetings of shareholders, and one of our directors attended the annual general meeting of shareholders held on June 16, 2004. Our board has determined that a majority of our board of directors members, namely Messrs. Hubbs, Chen, Sulger, Wang, Wu and Ms. La Roche, are “independent” as that term is defined in Rule 4200 of the listing standards of the Marketplace Rules of the Nasdaq Stock Market, Inc., or Nasdaq.
The Board has three committees: the audit committee, the compensation committee and the nominating committee.
In 2004, the audit committee held five formal meetings. The members of the audit committee are Thomas Hubbs (Chairperson), Elaine La Roche and Derek Sulger. The audit committee is composed solely of non-employee directors, as such term is defined in Rule 16b-3 under the Exchange Act and our board of directors has determined that all members of the audit committee are “independent” as that term is defined in Rule 4200(a)(15) of the Marketplace Rules of Nasdaq. The Board has further determined that Mr. Hubbs meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission, or the SEC.
The board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of our company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating management’s procedures and policies relative to the adequacy of our internal accounting controls.
The compensation committee held three meetings in 2004. The members of the compensation committee are Elaine La Roche (Chairperson), York Chen, Thomas Hubbs and David C. Wang. Following the date of our 2005 annual general meeting of shareholders, the members of the compensation committee will consist of Elaine La Roche (Chairperson), Thomas Hubbs and David C. Wang. The compensation committee’s functions are to review and make recommendations to our board regarding our compensation policies and all forms of compensation to be provided to our executive officers and directors. In addition, the compensation committee reviews bonus and stock compensation arrangements for all of our other employees.
No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company. There have previously been interlocking relationships between the compensation committee and the compensation committee of Intrinsic Technology (Holdings) Ltd. which spun-off our company in April 2001. Specifically, Jun Wu, York Chen, and at various times either Derek Sulger or Patrick Benzie, have served on the compensation committees of both companies from the date of the spin-off until January 2004.
The nominating committee held one meeting in 2004. Prior to July 31, 2005, the members of the nominating committee were Raymond Lei Yang, Jun Wu and York Chen. Effective July 31, 2005, the nominating committee shall be reconstituted to consist of Jun Wu, Elaine La Roche and David C. Wang. The nominating committee operates under a written charter setting forth the functions and responsibilities of the nominating committee. The nominating committee’s functions are to monitor the size and composition of our board of directors and consider and make recommendations to our board of directors with respect to the nomination or election of directors. The nominating committee will consider and make recommendations to our board of directors regarding any shareholder recommendations for candidates to serve on our board of directors. The nominating committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by the nominating committee may do so by writing to the Vice President of Legal Affairs of Linktone Ltd. at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China, providing the candidate’s name, biographical data and qualifications, a document indicating the candidate’s willingness to act if elected, and evidence of the nominating shareholder’s ownership of our company’s ordinary shares or ADSs at least 120 days prior to the next annual general meeting to assure time for meaningful consideration by the nominating committee. There are no differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a shareholder. The company currently does not pay any third party to identify or assist in identifying or evaluating potential nominees.
Compensation of Directors
In 2004, we paid an aggregate of $158,760 to our non-executive directors. In addition, we granted stock options in 2004 under our 2003 Stock Incentive Plan, or the 2003 Plan, to our executive director, Raymond Lei Yang, who received 250,000 ordinary shares subject to stock options, and to certain of our non-executive directors, Elaine La Roche, Thomas Hubbs and David C. Wang, each of whom received 33,333 ordinary shares subject to stock options. Directors who are also employed by our company do not receive separate fees as our directors.
All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman law, our charter documents or other applicable law, those directors from any liability or expenses, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification. We currently maintain directors’ and officers’ liability insurance on behalf of our directors and officers.
Legal Proceedings
We are not currently a party to any material litigation and are not aware of any pending or threatened material litigation.
Access to Corporate Governance Policies
We have adopted a Code of Business Conduct which applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. This code is intended to qualify as a “code of ethics” within the meaning of the applicable rules of the SEC and is available on our website at www.english.linktone.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.
Copies of our committee charters and the Code of Business Conduct will be provided to any shareholder upon written request to the Vice President of Legal Affairs of Linktone Ltd., 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS
The audit committee recommends, and our board of directors concurs, that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be appointed as our independent auditors for the year ending December 31, 2005. The Board first appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our independent auditors in 2000.
In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.
A representative of PricewaterhouseCoopers Zhong Tian CPAs Limited Company is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 2.
THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY
AS OUR INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2005.

PROPOSAL 3
AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY
TO REPURCHASE OUR SHARES
At the annual general meeting, shareholders are requested to authorize our board of directors, in its discretion, to cause us to repurchase our ordinary shares or American Depositary Shares representing ordinary shares from time to time and at any time through open-market transactions in the aggregate amount of up to US$15,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law. No such share repurchase shall be implemented, however, for the purpose of materially reducing the liquidity of our securities on the Nasdaq National Market or of engaging in a “going private” transaction.
If this proposal is approved, our board of directors would not be required to implement any share repurchase program and would only do so if it is determined that such program would be in the best interests of our company and shareholders. At this time, our board of directors believes that the most likely purposes for implementing a share repurchase program would be to take advantage of what it considers to be undervaluation of our shares in the financial marketplace and to use excess cash balances. However, such a program may be implemented for any other purpose deemed appropriate by our board, including, without limitation, to provide consideration in the context of an acquisition, an exchange of our shares or the issuance of our shares upon the exercise of stock options.
Our board of directors would have sole responsibility for determining the price and terms of any repurchase, the amount of the repurchase and its timing. We may employ brokers and other parties from time to time to assist us in effecting any share repurchases. Any of our ordinary shares or American Depositary Shares which are repurchased would be cancelled and would be returned to the pool of authorized but unissued shares. To date, we have never repurchased any of our ordinary shares or American Depositary Shares.
We and our board of directors fully intend to comply with all applicable U.S. laws, laws of the People’s Republic of China and other laws in connection with any repurchases we may make. If this proposal is approved, the shareholders’ authorization will remain valid until our shareholders adopt a new resolution which expressly modifies or terminates the effect of this authorization.
Required Vote; Recommendation
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal 3.
THE BOARD RECOMMENDS A VOTE FOR THE
AUTHORIZATION OF THE BOARD OF DIRECTORS TO CAUSE OUR COMPANY
TO REPURCHASE OUR SHARES.

OTHER INFORMATION
Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information known to us with respect to the beneficial ownership as of June 30, 2005 by:

•	all persons who are beneficial owners of five percent or more of our ordinary shares,

•	our current executive officers, directors and director nominees, and

•	all current directors, director nominees and executive officers as a group.
As of June 30, 2005, 257,743,160 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. To our company’s knowledge and unless otherwise indicated in the footnotes that follow, the parties named below have sole voting and dispositive powers over the shares beneficially owned by them.

	Number of Shares
	Beneficially Owned

Name and Address of Beneficial Owners	Number	Percentage

5% or More Shareholders
Merry Asia Limited(1)	38,554,549	15.0%
Executive Officers, Directors and Director Nominees(2)
Raymond Lei Yang(3)	6,703,448	2.6%
Michael Guangxin Li(4)	4,758,934	1.8%
Mark Begert(5)	7,173,216	2.7%
Colin Sung	0	*
Xin Ye(6)	552,083	*
Elaine La Roche(7)	33,333	*
Thomas Hubbs(8)	73,333	*
David C. Wang(9)	103,333	*
York Chen(10)	1,490,854	*
Jun Wu(11)	38,894,549	15.1%
Derek Sulger(12)	10,640,156	4.1%
All current directors, director nominees and executive officers as a group (11 persons)(13)	70,423,239	25.8%

(1)	Merry Asia Limited is a British Virgin Islands company which is 100% owned by one of our directors, Jun Wu. Its address is c/o Jun Wu, 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001 People’s Republic of China.

(2)	The address of our current executive officers, directors and director nominees is c/o Linktone Ltd., 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001 People’s Republic of China.

(3)	Includes 1,750,000 ordinary shares held by Mr. Yang. Also includes stock options held by Mr. Yang to acquire an aggregate of 4,953,448 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have the following features: (i) 4,885,740 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 67,708 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(4)	Includes 1,500,000 ordinary shares held by Mr. Li. Also includes stock options held by Mr. Li to acquire an aggregate of 3,258,934 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have the following features: (i) 3,225,080 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 33,854 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(5)	Includes 33,330 ordinary shares held by Mr. Begert. Also includes 499,750 ordinary shares held by the Mudhouse Trust, of which Mr. Begert and his spouse, Leslie Omana Begert, are the sole grantors and grantees. Also includes stock options to acquire an aggregate of 6,640,136 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have the following features: (i) 75,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010,

(ii) 233,300 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011, (iii) 1,389,400 of the options have an exercise price of $0.072 per ordinary share and an expiration date of March 1, 2011, (iv) 3,200,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of January 1, 2012, (v) 1,695,040 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013, and (vi) 47,396 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(6)	Includes stock options held by Mr. Ye to acquire an aggregate of 552,083 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have the following features: (i) 525,000 of the options have an exercise price of $0.05 per ordinary share and an expiration date of April 1, 2013 and (ii) 27,083 of the options have an exercise price of $1.04 per ordinary share and an expiration date of July 19, 2014.

(7)	Represents stock options to acquire ordinary shares which are exercisable within 60 days of June 30, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(8)	Includes 40,000 ordinary shares held by Mr. Hubbs. Also includes stock options to acquire 33,333 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(9)	Includes 70,000 ordinary shares held by Mr. Wang. Represents stock options to acquire ordinary shares which are exercisable within 60 days of June 30, 2005. The options have an exercise price of $1.40 and an expiration date of March 3, 2014.

(10)	IP Fund One, L.P. directly holds 1,490,854 ordinary shares and is an investment partnership managed by Acer Technology Ventures Asia Pacific, Ltd., which is controlled by William Lu, Richard Chang and York Chen, one of our directors. Mr. Chen has an interest in this fund but disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(11)	Includes 38,554,549 ordinary shares held by Merry Asia Limited, which is 100% owned by Mr. Wu. Also includes stock options held by Mr. Wu to acquire an aggregate of 340,000 ordinary shares which are exercisable within 60 days of June 30, 2005. The options have the following features: (i) 90,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2010 and (ii) 250,000 of the options have an exercise price of $0.0985 per ordinary share and an expiration date of June 1, 2011.

(12)	Includes 50,000 ordinary shares held by Mr. Sulger. Also includes 10,590,156 shares held by Lunar Group Stokenchurch Partners I LLC (“Lunar Stokenchurch”), a Delaware limited liability company, of which Sulger Foundation (USA) Trust (“Sulger Foundation”) holds a 0.10% ownership interest therein and Sulger Trust (“Sulger Trust”) holds a 99.90% ownership interest therein. The Sulger Foundation and Sulger Trust are both trusts established for the benefit of Mr. Sulger’s family. As investment manager of Lunar Stokenchurch, Sulger Foundation and Sulger Trust, Mr. Sulger may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, be deemed to own beneficially the shares held by these entities due to his voting and dispositive power over the shares. Mr. Sulger disclaims beneficial ownership of shares held by Lunar Stokenchurch, Sulger Foundation and Sulger Trust, except to the extent of his pecuniary interest therein.

(13)	This amount also includes 15,844,600 ordinary shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 2005 and 50,635,559 ordinary shares held by Merry Asia Limited, Lunar and IP Fund One, L.P.
Executive Officers and Directors
The names of our current directors, director nominees and executive officers, their ages and the principal positions with Linktone held by them, as of June 30, 2005, are as follows:

Name	Age	Position	Class	Term of Office

Elaine La Roche(1)(2)	55	Chairperson of the Board	II	3 years
Jun Wu(3)	33	Director	III	3 years
York Chen(2)(3)	51	Director	I	3 years
Thomas Hubbs(1)(2)	60	Director	II	3 years
Derek Sulger(1)	33	Director	III	3 years
David C. Wang(2)	61	Director	I	3 years
Mark Begert	33	Director nominee
Raymond Lei Yang(3)	48	Chief Executive Officer and Director	III	3 years
Michael Guangxin Li	39	Chief Operating Officer
Colin Sung	39	Chief Financial Officer
Xin Ye	42	Chief Technology Officer

(1)	Member of audit committee.

(2)	Member of compensation committee.

(3)	Member of nominating committee. Effective July 31, 2005, the nominating committee shall be reconstituted to consist of Elaine La Roche, Jun Wu and David C. Wang.

Biographical Information
Elaine La Roche has served on our board since February 2004. She is currently an investment executive with Cantor Fitzgerald, a global financial services provider. From June 2000 until April 2005, Ms. La Roche was the Chief Executive Officer of Salisbury Pharmacy Group, which is in the business of acquiring, restructuring and operating independent community pharmacies in the Northeastern United States. From February 1998 to June 2000, Ms. La Roche was seconded from Morgan Stanley to serve as the Chief Executive Officer of China International Capital Corporation, a joint venture investment bank in the People’s Republic of China in which Morgan Stanley is a primary shareholder. Prior to that, she worked at Morgan Stanley from May 1978 to February 1998, including as a Managing Director since 1987 where she served in various capacities including as Chief of Staff to the Chairman and President of Morgan Stanley. Ms. La Roche graduated from Georgetown University School of Foreign Service with a degree in International Affairs and from the American University with a Masters of Business Administration in finance.
Jun Wu has served as a director since April 2001. Mr. Wu is one of our founders and served as Chairman of our Board before our initial public offering in March 2004. From November 1999 until November 2002, Mr. Wu was also the Chief Executive Officer and Chairman of the Board of Intrinsic Technology, a wireless data software developer in China. Prior to 1999, he was the Chief Systems Architect for Sendit AB, a Swedish-based mobile messaging company until May 1999. Mr. Wu received a first degree in Computer Science from the Imperial College of Science and Technology at the University of London.
York Chen has served as a director since April 2001. Since March 2000, Mr. Chen has served as President and Managing Partner of iD TechVentures Ltd. (previously known as Acer Technology Ventures Asia Pacific Ltd.), which is the venture capital arm of Acer Group, one of the world’s largest high tech groups originated in Greater China. Prior to that, he was a Managing Director of Acer Computer International, a subsidiary of Acer Group. He was also a director of Intrinsic Technology, a wireless data software concern which was spun off from our company. Mr. Chen holds a Bachelor of Science degree from National Taiwan University and a Masters of Business Administration degree from Fordham University. Effective as of the date of completion of our 2005 annual general meeting of shareholders, Mr. Chen will resign from our Board.
Thomas Hubbs has served on our board since February 2004. He is an Executive Vice President and the Chief Financial Officer of Bytemobile, Inc., a Silicon Valley-based mobile technology company, where he has worked since October 2001. From December 1995 to April 1998 and from October 1998 to August 2001, he worked at InterWave Communications International, Ltd., a provider of wireless microcellular network equipment, most recently as an Executive Vice President and Chief Financial Officer of the company. From April 1998 to October 1998, he served as the Senior Vice President and Chief Financial Officer of Walker Interactive Systems, Inc., a client-server/network computing application software developer. He currently serves on the Board of Directors of DCL Corporation and Provista Software International, Inc. Mr. Hubbs graduated from Lehigh University with a Bachelor of Science in Business Administration and received a Masters of Business Administration from the University of Santa Clara.
Derek Sulger served as a director from April 2001 until November 2002, and has served again as a director since July 2003. Mr. Sulger serves as Executive Director and Chief Financial Officer of SmartPay Jieyin Ltd., a Shanghai-based payment technology company which he co-founded. He also serves as the co-chairman of Lunar Group, an investment holding company which was the original investor in our company. Mr. Sulger is one of our founders and served as Executive Director and Chief Financial Officer of our company from April 2000 through April 2001. From April 2001 through September 2002, he served as Executive Director and Chief Operating Officer of Intrinsic Technology, a wireless data software concern which was spun off from our company. From July 1993 until April 2000, he worked at Goldman Sachs in London and New York, most recently as an Executive Director in the Fixed Income, Currency and Commodities Division. Mr. Sulger graduated cum laude from Harvard University with a Bachelor of Arts degree.
David C. Wang has served on our board since February 2004. Since November 2002, he has worked as the President of Boeing China, where he leads Boeing’s growth and localization in the region. Prior to joining Boeing, he worked at General Electric for more than 20 years, most recently as Chairman and Chief Executive Officer of General Electric China and as a member of the corporate business development group. Mr. Wang graduated magna cum laude from St. Louis University with a Bachelor of Science degree in Electrical Engineering and holds a Master of Science degree in Electrical Engineering from the University of Missouri.
Mark Begert served as our Chief Financial Officer from April 2001 when our affiliated business division, which focused on wireless data software, was spun-off to a newly established holding company, Intrinsic Technology, until May 31, 2005. Our board has nominated Mr. Begert for election at our 2005 annual general meeting of shareholders as a Class I director. Previously, he managed the corporate finance, investor relations and corporate communications departments of Intrinsic Technology from May 2000 to April 2001. From June 1994 until May 2000, Mr. Begert was a Vice President and manager in the fixed income capital markets group of Merrill Lynch. Mr. Begert graduated cum laude from Harvard University with a Bachelor of Arts degree.
Raymond Lei Yang has served as our Chief Executive Officer and a director since March 2003. From June 2001 until November 2002 and from April 1999 until June 2001, he was an Executive Vice President and Chairman of the Board, and Chief Executive Officer, respectively, of Rivalwatch, Inc., a California-based Internet company. Prior to that, he worked as the Chief Executive Officer of Saratoga Technology International, a software distributor and technology company in China. He has a Bachelor of Engineering degree from Tsinghua University and a Masters of Engineering degree from the Electronic Power Research Institute.

Michael Guangxin Li has served as our Chief Operating Officer since March 2003. From August 2000 until March 2003, he was Senior Vice President of Operations and Strategy at Newpalm (China) Information Technology Co., Ltd., a wireless value-added service provider in China. Prior to that, he worked as an associate at Mercer Management Consulting, a corporate strategy and operations consulting firm, from August 1999 to August 2000 and as a sales manager and director at IBM in China from August 1991 to June 1997. Mr. Li graduated from Beijing University with a degree in Mechanical Engineering and from the Wharton School, University of Pennsylvania, with a Masters of Business Administration.
Colin Sung has served as our Chief Financial Officer since June 1, 2005. From June 2004 until April 2005, Mr. Sung served as corporate controller of UTI, United States, Inc., a subsidiary of International Freight Forwarder, which is listed on The Nasdaq National Market. From August 2001 until May 2004, he was the Vice President of Finance and Corporate Controller of USF Worldwide, Inc., a subsidiary of USFreightways, which is listed on The Nasdaq National Market and was acquired by GPS Logistics in October 2002. Mr. Sung has a Bachelor of Science degree from William Paterson University and a Masters of Business Administration degree from American Intercontinental University.
Xin Ye has served as our Chief Technology Officer since November 2003. From January 2002 until November 2003, Mr. Ye was Chief Technology Officer at Censoft, Microsoft’s first joint venture in China, where he developed Web-based and wireless product platforms for enterprise service providers. From May 2000 until June 2001, Mr. Ye served as Chief Technology Officer for Sohu.com, Inc., a national Internet portal in China, which is listed on The Nasdaq National Market, where he was responsible for managing the technology group. Prior to working for Sohu.com, Inc., he worked with MARIMBA, a U.S.-based software vendor. Mr. Ye has a Bachelor of Science degree in Computer Engineering from Tsinghua University and a Masters of Science degree in Computer Science from Marquette University.
Summary Compensation Table
The following table sets forth certain information concerning compensation paid during 2004 to our executive officers:

	Annual		Long-Term
	Compensation		Compensation

			Ordinary Shares
			Underlying		All Other
	Salary	Bonus	Options (#)		Compensation

	(US$)	(US$)(1)			(US$)
Raymond Lei Yang, Chief Executive Officer	257,912	120,000	250,000	(2)	25,274	(3)
Michael Guangxin Li, Chief Operating Officer	190,677	70,000	125,000	(2)	16,802	(3)
Mark Begert, Chief Financial Officer(4)	148,783	80,000	175,000	(2)	13,141	(3)
Xin Ye, Chief Technology Officer	136,413	60,000	100,000	(2)	16,079	(3)

(1)	The bonus amounts earned were based upon our company’s achievement of certain corporate financial performance goals and designated individual goals established during the fiscal year.

(2)	These options have an exercise price of $1.04 and expire on July 18, 2014.

(3)	Consists of expenses paid to the executive officer for housing allowance, transportation, education and health insurance expenses.

(4)	Mr. Begert resigned as our Chief Financial Officer on May 31, 2005, but continued as an employee until June 14, 2005.
Employment Agreements
General
We have entered into employment and related agreements with Raymond Lei Yang, Michael Guangxin Li, Mark Begert, Colin Sung and Xin Ye as described below. The employment agreement with Mark Begert has been terminated by an employment separation agreement, which is also described below.
These employment agreements provide that our obligations to compensate each officer will terminate if that officer resigns other than for a good reason or is discharged by us for cause or gross negligence, as determined by a majority of our board of directors. However, if an officer is terminated without cause or resigns for good reason, we are obligated to provide severance benefits to that officer. The term “cause” includes actions by the officer involving:

•	A crime involving dishonesty, breach of trust or physical harm to any person,

•	conduct which is in bad faith and materially injurious to the company, including misappropriation of trade secrets, fraud or embezzlement,

•	a material breach of the employment agreement or its related agreements,

•	refusal to follow or implement a company directive, or

•	malfeasance or other similar conduct.
The term “good reason” includes:

•	changes in the officer’s position which materially reduce his level of responsibilities, duties or stature,

•	a reduction in the officer’s compensation, or

•	relocation of the officer’s principal place of employment by more than 50 miles.
In the case of Messrs. Yang, Li, Begert and Ye, the severance benefits include a payment by us equal to their then-current monthly rate of compensation, multiplied by three plus the number of years such officer has been employed by us as of the termination date. In the case of Mr. Sung, his severance benefits include a payment by us equal to (i) his then-current monthly rate of compensation multiplied by three plus the number of years he has been employed by us as of the termination date and (ii) the annualized value of his housing, insurance, education and tax advisory service allowance multiplied by three plus the number of years he has been employed by us as of the termination date and then divided by twelve. The executive officers are also entitled to exercise their stock options which have vested at the time of the termination without cause or resignation for good reason, and to health benefits for a period of six months thereafter.
In addition, if a change of control occurs with respect to our company and an officer is terminated without cause or resigns for good reason, then we will be obligated to pay severance benefits in an amount equal to the greater of six times the then current monthly compensation of the officer, or 12 months’ salary. This severance amount will be reduced by any compensation paid to the officer between the change in control and the termination or resignation date.
The employment agreements for Messrs. Yang, Li, Begert and Ye also provide for the grant of options to acquire 250,000, 125,000, 175,000 and 100,000 of our ordinary shares, respectively, at an exercise price of $1.04 per share (which are in addition to the option grants previously made to these officers). The employment agreement for Mr. Sung provides for the grant of an option to acquire 1,000,000 of our ordinary shares at an exercise price of $0.676 and a potential future grant of an option to acquire an additional 360,0000 of our ordinary shares on January 1, 2006 if certain milestones are met. Each of the aforementioned options vest over a period of four years and are subject to the terms of the 2003 Plan. In the event that Messrs. Yang or Li is terminated by us without cause or leaves voluntarily for any reason, the lesser of 25% of the total number of stock options held by such officer (excluding the recent grant of options described above) or 100% of the unvested options held by such officer (excluding the recent grant of options described above) shall automatically vest immediately prior to the date of his termination.
Employment Separation Agreement of Mark Begert
In May 2005, we entered into an employment separation agreement with Mr. Begert, whereby we terminated his existing employment agreement and agreed to the following arrangements to be effective upon his last day of employment:

•	payment of the severance benefits as described above, including the entitlements related to the exercise of stock options and health benefits,

•	payment of annual performance bonus which is tied to Mr. Begert’s and our company’s performance in 2004, when and if determined by our Board, and

•	continued monthly vesting of his unvested stock options until April 2006.
In exchange for the continued vesting of his unvested stock options, Mr. Begert has agreed to waive acceleration of vesting with respect to his stock options, which acceleration as described above with respect to certain options of Messrs. Yang and Li also applied to certain options of Mr. Begert prior to the effectiveness of his employment separation agreement and otherwise could have been triggered due to his departure from our company.
Proprietary Rights and Information and Non-competition Agreements
Under a proprietary rights and information agreement, each officer agrees, among other things, to assign all rights in company-related inventions to us, and to keep our proprietary information confidential. Under a non-competition agreement or similar non-competition arrangements, each officer is prohibited from directly or indirectly (i) being employed by or participate in the management or operation of any business or entity that is directly competitive with and offering similar products or services as us (or in the case of Mr. Ye, he is prohibited from directly or indirectly engaging or participating in the development, marketing or distribution of wireless media, entertainment and communication services in China in three major categories: personalized media, games and entertainment, and information and communication) for a period of one year after termination of employment for any reason, (ii) soliciting for employment any person who was employed by us during such officer’s employment with us, for a period of two years after termination of employment for any reason or (iii) working for any customer or potential customer of ours during such officer’s employment with us, for a period of two years after termination of employment for any reason.
Option Grants in Last Fiscal Year
The following table sets forth information regarding stock options granted to our executive officers during 2004:

	Individual Grants

						Potential Realizable
						Value at Assumed Annual
	Ordinary	% of Total				Rate of Stock Price
	shares	Options				Appreciation for
	underlying	Granted to				Option Term(3)
	options	Employees in	Exercise		Date of
Name	granted	fiscal year(1)	price(2)	Date of grant	expiration	5%		10%

Raymond Lei Yang	250,000	3.5%	$1.04	July 19, 2004	July 19, 2014	US$	163,513	US$	414,373
Michael Guangxin Li	125,000	1.7%	$1.04	July 19, 2004	July 19, 2014	US$	81,756	US$	207,187
Mark Begert	175,000	2.4%	$1.04	July 19, 2004	July 19, 2014	US$	114,459	US$	290,061
Xin Ye	100,000	1.4%	$1.04	July 19, 2004	July 19, 2014	US$	65,405	US$	165,749

(1)	Based on a total of 7,165,000 options granted to our employees in 2004, including options granted to the executive officers, but excluding all options which were granted and terminated in that same year.

(2)	The exercise price per share of options granted represented the fair market value of the underlying shares of ordinary shares on the date the options were granted.

(3)	The potential realizable value is calculated based upon the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. The appreciated stock prices used in these calculations do not represent our projections or estimates of the price of our ordinary shares or ADSs. Tax consequences relating to stock option transactions have not been taken into account.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table sets forth certain information with respect to stock options exercised by the executive officers during 2004. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2004, and the value of “in-the-money” stock options, which represents the difference between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2004. The closing price of our ADSs as reported on the Nasdaq National Market on December 31, 2004 was $8.40.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options at		In-the-Money Options at
	Shares		December 31, 2004 (#)		December 31, 2004 (US$)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

		(US$)(1)
Raymond Lei Yang	500,000	$457,500	4,131,000	4,759,300	$3,263,490	$3,562,347
Michael Guangxin Li	1,300,000	$1,031,000	2,752,130	4,070,670	$2,174,183	$3,117,079
Mark Begert	None	None	6,037,600	1,285,100	$4,724,185	$876,979
Xin Ye	None	None	325,000	975,000	$26,000	$70,000

(1)	The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market of the shares subject to such options on the exercise date.
Related Party Transactions
We conduct our business in China solely through our wholly owned subsidiaries, which were Shanghai Linktone Consulting Co., Ltd., or Linktone Consulting, and Shanghai Huitong Information Technology Co., Ltd., or Shanghai Huitong, in 2004. In order to meet ownership requirements under Chinese law which restrict Linktone, as a foreign company, from operating in certain industries such as value-added telecommunication and Internet services, we have established two PRC affiliated companies: Shanghai Weilan Computer Co., Ltd., or Shanghai Weilan, which is 50.0% owned by each of two of our shareholders, Ankai Hu and Dong Li, and Shanghai Unilink Computer Co., Ltd., or Shanghai Unilink, which is 50.0% owned by our Vice President of Product Development, Jing Wang, and 50.0% owned by our Vice President of Business Development, Wei Long (Mr. Long was recently replaced by another of our employees). Prior to August 2004, Shanghai Unilink was 90.0% owned by Shanghai Weilan, 5.0% owned by our chief executive officer, Raymond Lei Yang, and 5.0% owned by our former financial controller, Simon Minsheng Du. The shareholding structure of Shanghai Unilink was restructured to its current form so that Shanghai Unilink could be eligible to receive an inter-provincial value-added telecommunication services license with the Ministry of Information Industry. We hold no ownership interest in Shanghai Weilan or Shanghai Unilink. Shanghai Weilan is a party to all of our contracts with China Mobile and some of our contracts with China Unicom. Shanghai Unilink is in the process of assuming Shanghai Weilan’s contracts with China Unicom and some of our contracts with China Mobile.
We, Shanghai Weilan, Shanghai Unilink and their respective shareholders are parties to a series of agreements governing the provision of our wireless value-added services and the operation of our Web site. In addition, at December 31 2004, we had provided long-term loans with an outstanding balance of approximately RMB2.5 million ($0.3 million) to each of Ankai Hu and Dong Li, respectively. We have also provided long-term loans with total principal of RMB5.0 million ($0.6 million) to each of the shareholders of Shanghai Unilink. The proceeds from these loans have been used to fund investments in Shanghai Weilan and Shanghai Unilink. See “Arrangements with Consolidated Affiliates” below.
Our primary internal source of funds is dividend payments from Linktone Consulting and Shanghai Huitong. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income or withholding tax. However, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, Linktone Consulting and Shanghai Huitong are also required to set aside a portion of their net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.
Arrangements with Consolidated Affiliates
Current Chinese laws and regulations impose significant restrictions on foreign ownership of value-added telecommunication services businesses in China. Therefore, we conduct all of our operations in China through a series of agreements with our affiliated Chinese entities, which were Shanghai Weilan and Shanghai Unilink in 2004. We do not hold any ownership interest in our affiliated Chinese entities.
Shanghai Weilan and Shanghai Unilink are variable interest entities under FASB Interpretation No. 46, or FIN 46, and accordingly, have been consolidated into our financial statements. Transactions between these entities and our company and subsidiaries are eliminated in consolidation.
We believe that the terms of these agreements are no less favorable than we could obtain from disinterested parties. The material terms of the agreements among us, our respective affiliated Chinese entities and their shareholders are substantially identical except for the amount of the loans extended to the shareholders of each entity and the amount of license fees paid by each entity. We believe that the shareholders of Shanghai Weilan and Shanghai Unilink will not receive any personal benefits from these agreements, except as shareholders of our company. The principal terms of these agreements with Shanghai Weilan and Shanghai Unilink are described below.
Powers of Attorney. Each of the shareholders of Shanghai Weilan has irrevocably appointed Raymond Lei Yang, the chief executive officer of Linktone Ltd., as attorney-in-fact, and each of the shareholders of Shanghai Unilink has irrevocably appointed Raymond Lei Yang, as attorney-in-fact, to vote on their behalf on all matters on which they are entitled to vote with respect to Shanghai Weilan or Shanghai Unilink, as the case may be, including matters relating to the transfer of any or all of their respective equity interests in our affiliated Chinese entities and the appointment of the directors and general manager of our affiliated Chinese entities. The term of each of the powers of attorney is 10 years. These powers of attorney do not extend to votes by the shareholders of our company or subsidiaries.
Because the purpose of the irrevocable powers of attorney is to allow us to exercise sufficient control over our affiliated Chinese entities, each such power by its terms is valid only for so long as the designated attorney-in-fact remains an employee of one of our subsidiaries. If the attorney-in-fact ceases to be an employee of any of our subsidiaries or if our subsidiaries otherwise issue a written notice to dismiss or replace the attorney-in-fact, the power of attorney will terminate automatically and be re-assigned to another employee.
Operating Agreements. We guarantee the performance by our affiliated Chinese entities of contracts, agreements or transactions with third parties. In return, our affiliated Chinese entities have granted us a security interest over all of their assets, including all of their accounts receivable. We also have the right of first refusal with respect to future loan guarantees. In addition, our affiliated Chinese entities and their shareholders have each agreed that they will not enter into any transaction, or fail to take any action, that would substantially affect their assets, rights and obligations, or business without our prior written consent. They will also appoint persons designated by us as the directors, officers and other senior management personnel of our affiliated Chinese entities, as well as accept our guidance regarding their day-to-day operations, financial management and the hiring and dismissal of their employees. While we have the right to terminate all our agreements with our affiliated Chinese entities if any of our agreements with them expires or is terminated, our affiliated Chinese entities may not terminate the operating agreements during the term of the agreements, which is 10 years.
Exclusive Technical Consulting and Services Agreements. We provide our affiliated Chinese entities with exclusive technical and consulting services related to our website and office network. The term of these technical consulting and services agreements is 10 years. We are also the exclusive provider of other services such as technical support, sales, marketing, legal, finance and office administration, to our affiliated Chinese entities. The term of these services agreements is 1 year. We charged Shanghai Weilan an aggregate fee of

$7.8 million for these services for the year ended December 31, 2004. The service fees payable to us are subject to our adjustment from time to time based on the actual operating results of our affiliated Chinese entities.
Trademark, Domain Name and Software License Agreements. We have granted Shanghai Weilan a license to use our domain name (www.linktone.com). We have also granted our affiliated Chinese entities licenses to use our registered trademarks. Linktone Consulting has also granted Shanghai Weilan and Shanghai Unilink licenses to use certain of its domain names. The licensee of each of the licenses described above pays us an annual license fee of RMB10,000 ($1,208). Because of the insignificant amounts involved, we waived these fees in 2004. In addition, Shanghai Huitong has granted Shanghai Weilan multiple licenses to use various mobile phone software such as SMS platform, database and games. We charged Shanghai Weilan an aggregate fee of $18.4 million for the use of this software for the year ended December 31, 2004.
The license agreements for trademark and domain names will terminate upon the earlier of 10 years or the expiration of our right to use the relevant domain names and trademarks. The term of the software license agreements is one to two years. Our affiliated Chinese entities cannot assign or transfer their rights under the licenses to any third party, and cannot use the licensed trademarks in television, newspapers, magazines, the Internet or other public media without our prior written consent.
Domain Name Transfer Arrangements. To ensure we have control over the assets integral to our operations, Shanghai Weilan has transferred to us its ownership rights in its domain name (www.linktone.com.cn) which we have licensed back for Shanghai Weilan’s use in its operations on a non-exclusive basis.
Contracts Relating to the Exclusive Purchase Right of Equity Interest. Under the Contracts Relating to the Exclusive Purchase Right of Equity Interest among us, the shareholders of Shanghai Weilan and Shanghai Unilink and our affiliated Chinese entities, we or our designee has an exclusive option to purchase from each such shareholder all or part of his or her equity interest in our affiliated Chinese entities at book value, to the extent permitted by Chinese law. The term of these agreements is 10 years, renewable by us for an additional 10-year term at our sole discretion.
Service Agreements. Under existing service agreements, Messrs. Hu and Li are designated as directors of Shanghai Weilan for a three-year term. All of the equity interests in Shanghai Weilan held by each of these individuals will be transferred to us or our designee upon the individual’s termination of service as a director.
Loan Agreements. We have extended interest-free loans to the shareholders of Shanghai Weilan and Shanghai Unilink, for the sole purpose of investing in our affiliated Chinese entities as registered capital. The term of these loans in each case is 10 years. Our affiliated Chinese entities can only repay the loans by transferring to us or our designees all of their interest in the entire registered capital of the respective affiliated Chinese entity. The following table sets forth the amount of each loan, the date the loan agreement was entered into, the principal, interest, maturity date and outstanding balance of the loan, the borrower and the affiliated Chinese entity as of December 31, 2004.

		Affiliated
Date of Loan Agreement	Borrower	entity	Principal		Interest	Maturity date	Outstanding balance

			(in thousands	(in thousands			(in thousands	(in thousands
			of RMB)	of $)			of RMB)	of $)
November 27, 2003	Ankai Hu	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,798.7	338.1
November 27, 2003	Dong Li	Shanghai Weilan	5,000.0	604.1	None	November 26, 2013	2,365.8	285.8
August 25, 2004 (amending and replacing November 27, 2003 agreement)	Jing Wang (replacing Raymond Lei Yang, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1
August 25, 2004 (amending and replacing November 27, 2003 agreement)	Wei Long (replacing Simon Minsheng Du, a shareholder of Shanghai Unilink until August 2004)	Shanghai Unilink	5,000.0	604.1	None	August 25, 2014	5,000.0	604.1
Equity Interests Pledge Agreements. Ankai Hu, Dong Li, Jing Wang and Wei Long have pledged their respective equity interests in our affiliated Chinese entities to guarantee the performance and the payment of the service fee by our affiliated Chinese entities under the Exclusive Technical Consulting and Services Agreements described above. If any of our affiliated Chinese entities breach any of their obligations under the Equity Interests Pledge Agreements, we are entitled to sell the equity interests held by Messrs. Hu, Li and Long and Ms. Wang, as the case may be, and retain the proceeds of such sale or require any of them to transfer to us his or her equity interest in the applicable affiliated entity.
Other Related Party Transactions
In August 2003, Index Corp., one of our shareholders, granted us an exclusive license to localize software for the games Legend of Ninja, Star Diver and Magical Shooting for the Chinese market. We pay Index Corp. royalties equal to 50.0% of our after-tax revenue attributable to these games that are compatible with the JAVA environment and 40.0% of our after-tax revenue attributable to games that are pre-installed on mobile phones. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.
In August 2004, we entered into a finder’s fee agreement with Mitsubishi Corporation, or Mitsubishi, one of our shareholders and a holder of registration rights, and appointed Mitsubishi as one of our representatives to procure Japanese content for inclusion in our wireless value-added services and to introduce us to potential content partners. In the event that we or one of our affiliates enters into a license agreement with a Japanese content provider procured with Mitsubishi’s assistance, Mitsubishi will receive 5.0% of the net revenue derived from such license agreement for the period beginning on the effective date of such license agreement until the earlier of the two year anniversary of the launch of commercial services pursuant to such license agreement or the termination of our payment obligations under such license agreement. Our agreement with Mitsubishi is for a one-year term and is renewed automatically each year unless previously terminated by either party.
In January 2005, we entered into a cooperation agreement with Mitsubishi whereby we license mobile entertainment content from Mitsubishi for distribution in the Chinese market. We pay royalties equal to 45.0% of the net revenue generated from the sales of the entertainment content. This agreement has a term of one year and is automatically renewable year to year unless otherwise terminated by either party.
In addition, we are parties to a shareholders’ agreement with Mitsubishi, Icon Ventures Asia Limited, IP Fund One, L.P., Index Corp. and Cresciendo Investments Limited pursuant to which such shareholders may require us at any time, subject to certain limitations, to register for public sale all or any portion of our ordinary shares held by such shareholders so long as the aggregate offering price of the registered securities is expected to be at least $10.0 million. In addition, such shareholders are entitled to require us to register their ordinary shares when we register shares to be newly issued by us or to be sold by other shareholders.
COMPENSATION COMMITTEE REPORT
The compensation committee of our board of directors reviews and makes recommendations to our board of directors regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The members of our compensation committee are York Chen, Elaine La Roche, David C. Wang and Thomas Hubbs.
The fundamental policy of the compensation committee is to provide our Chief Executive Officer and other executive officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the committee’s objective to have a substantial portion of each officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for the Chief Executive Officer and other executive officers is comprised of three elements: (i) base salary which reflects individual performance and is designed primarily to be competitive with salary levels in the industry, (ii) annual variable performance awards payable in cash, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and our company’s shareholders. As an executive officer’s level of responsibility increases, it is the intent of our board of directors to have a greater portion of his or her total compensation be dependent upon company performance and stock price appreciation rather than base salary.
Our company’s executive compensation is intended to be consistent with leading companies in the wireless telecommunications industry while being contingent upon achievement of near- and long-term corporate objectives. For the calendar year 2004, the principal measures the committee looked to in evaluating our company’s progress toward these objectives were growth in revenue and net profits.
Executive compensation is based on three components, each of which is intended to serve the overall compensation philosophy.
Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the committee deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the committee considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The compensation committee also considers companies outside the industry which may compete with our company in recruiting executive talent.
Annual Incentive Compensation. Bonuses for executives are intended to be used as an incentive to encourage management to perform at a high level or to recognize a particular contribution by an employee. Generally, the higher the employee’s level of responsibility, the larger the portion of the individual’s compensation package that may be represented by a bonus. Annual bonuses are earned by each executive officer primarily on the basis of our company’s achievement of certain corporate financial performance goals established for each fiscal year and designated individual goals. The actual bonus paid for the year to each of our executive officers is indicated in the Bonus column of the Summary Compensation Table.

Long-Term Compensation. The compensation committee believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. The board of directors has adopted our 2000-1 Employee Stock Option Scheme, or the 2000-1 Scheme, and our 2003 Plan. The 2000-1 Scheme governs all option grants made by our company which were outstanding immediately prior to the time that scheme was adopted by the board of directors. All future grants of stock incentive awards will be made pursuant to the 2003 Plan or any other plan adopted from time to time. Stock options and other awards under the 2003 Plan are also used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options or other awards include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.
The awards that may be granted under the 2003 Plan include ordinary shares, options to purchase ordinary shares, dividend equivalent rights, the value of which is measured by the dividends paid with respect to the ordinary shares, stock appreciation rights the value of which is measured by appreciation in the value of the ordinary shares, and any other securities the value of which is derived from the value of the ordinary shares and which can be settled for cash, ordinary shares or other securities or a combination of cash, ordinary shares or other securities. Under the 2003 Plan, awards may be issued to employees, directors or consultants of our company or its subsidiaries, although incentive stock options may only be issued to our employees or the employees of our subsidiaries. The 2003 Plan includes a mechanism — otherwise known as an “evergreen provision” — for an automatic annual increase in the number of ordinary shares available under the plan equal to the lesser of 2.5% of the total shares outstanding or 15,175,000 ordinary shares. As of December 31, 2004, there was an aggregate of 9,610,000 ordinary shares authorized for issuance under the 2003 Plan. Pursuant to the evergreen provision, as of January 3, 2005, the number of ordinary shares available under the 2003 Plan was increased by 6,344,324 shares, resulting in a total of 15,954,324 shares authorized for issuance under the 2003 Plan. The 2000-1 Scheme is substantially identical to the 2003 Plan in all material aspects, except that (i) awards granted under the 2000-1 Scheme consist only of options for ordinary shares; (ii) the 2000-1 Scheme does not contain an evergreen provision as described above; and (iii) non-qualified stock options granted pursuant to the 2000-1 Scheme can have an exercise price of no less than 85% of the fair market value of the ordinary shares on the date of grant.
Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually on the same basis as discussed above for all executive officers. Our current Chief Executive Officer, Raymond Lei Yang, who assumed this position in March 2003, currently receives a base salary of US$257,912. In determining his base salary, the committee compared the base salaries of chief executive officers at other companies of similar size. His salary was also established in part by evaluating our company’s ability to recruit a suitable person for this position, either on a permanent or interim basis.

The Compensation Committee

Elaine La Roche
York Chen
David C. Wang
Thomas Hubbs
AUDIT COMMITTEE REPORT
The audit committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our company’s independent accountants are responsible for expressing an opinion on the conformity of their audited financial statements with generally accepted accounting principles. We appointed PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent accountants for 2004 after reviewing that firm’s performance and independence from management. We have recommended that PricewaterhouseCoopers Zhong Tian CPAs Limited Company be reappointed as our company’s independent accountants for fiscal year 2005 at the annual general meeting of shareholders scheduled on September 7, 2005.
In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2004 Annual Report to Shareholders. We reviewed with our company’s independent accountants their judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with their representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent accountants their independence from management and our company and its affiliates, and received their written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent accountants are compatible with maintaining the accountants’ independence.

We also discussed with our company’s internal auditors and independent accountants the overall scope and plans for their respective audits. We met with the internal auditors and independent accountants, with and without management present, to discuss the results of their examinations, their evaluations of our company’s internal controls, and the overall quality of financial reporting.
In reliance upon the reviews and discussions referred to above, we recommended to our board of directors, and our board of directors approved, the inclusion of the audited financial statements in the Annual Report for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

The Audit Committee

Thomas Hubbs
Derek Sulger
Elaine La Roche
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian Limited Company before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent accountant must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

•	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.
DISCLOSURE OF FEES CHARGED BY INDEPENDENT ACCOUNTANTS
The following table summarizes the fees charged by PricewaterhouseCoopers Zhong Tian Limited Company (our independent accountants from the fourth quarter of 2000 until the present time) for certain services rendered to our company during 2003 and 2004.

	For the year ended
	December 31,

	2003	2004

Audit fees(1)	$71,000	$325,000
Audit related fees(2)	50,000	300,000
Tax related fees(3)	—	168,562
Other fees(4)	—	114,989

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for our calendar year audits and reviews of financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services related to the audit of our financial statements that are not reported under “Audit fees” and consultation on accounting standards or transactions.

(3)	“Tax related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered for tax compliance, tax advisor and tax planning (domestic and international). These services include assistance regarding, federal, state and international tax compliance and tax planning.

(4)	“All other fees” means fees for advisory services for the compliance of Sarbanes-Oxley Act.
In making its recommendation to ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as our company’s independent auditors for the fiscal year ending December 31, 2005, the audit committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers Zhong Tian CPAs Limited Company are compatible with maintaining the independence of PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

STOCK PERFORMANCE GRAPH
The following graph compares the cumulative total shareholder return data for our ADSs, each of which represents 10 of our ordinary shares, since March 4, 2004 (the date on which our ADSs were first publicly offered) against the cumulative return over such period of:

•	The Nasdaq National Market Composite Index, and

•	The Piper Jaffray China Internet Index.
The graph assumes that US$100 was invested on March 4, 2004 in our ADSs and in each of the comparative indices. The graph further assumes that such amount was initially invested in the ADSs at a per share price of US$17.42, the price at which such ADSs were closed on the date of our initial public offering. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS
The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Linktone Ltd., 5/ F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, People’s Republic of China, Attention: Chief Financial Officer.

2)	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

3)	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Raymond Lei Yang
Member of the Board of Directors and
Chief Executive Officer
Dated: August 5, 2005